UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 2 October 2015
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes No X

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Issued by Harmony Gold
Mining Company Limited
For more details contact:
Marian van der Walt
Executive: Corporate and Investor
Relations
+27(0) 82 888 1242
Henrika Ninham
Investor Relations Manager
+27(0) 82 759 1775
Corporate office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
Listing codes:
JSE:       HAR
NYSE:    HMY
ISIN no:
ZAE000015228
Registration no: 1950/038232/06
Harmony Gold Mining Company Limited
(Harmony), a world-class gold mining
and exploration company, has
operations and assets in South Africa
and Papua New Guinea. Harmony,
which has more than 60 years’
experience in the industry, is the third
largest gold producer in South Africa.
Our assets include 9 underground
mines and 1 open pit operation and
several surface sources in South Africa.
Our assets in PNG – an open pit mine
(Hidden Valley), as well as the
significant Golpu project – are held in a
joint venture. We also own several
exploration tenements, in Papua New
Guinea.
The company’s primary stock exchange
listing is on the JSE with a secondary
listing on the New York Stock
Exchange. The bulk of our shareholders
are in South Africa and the United
States. Additional information on the
company is available on the corporate
website, www.harmony.co.za.
Harmony and unions reach fair and reasonable wage agreement
Johannesburg: 2 October 2015
. Harmony Gold Mining Company Limited (“Harmony” or
“the Company”) is pleased to announce that it has reached a three year wage agreement with the National Union of Mineworkers, UASA and Solidarity, effective from 1 July 2015. Increases range from 6% for miners, artisans and officials to 10.4% for category 4 employees.
Graham Briggs, chief executive officer of Harmony commented: “Although it has been a protracted negotiation process, I believe that we have achieved what we set out to do - reaching an agreement which ensures that we remain sustainable as a company and as an industry, and at the same time limiting job losses. Thank you to the Chamber of Mines and each of the unions for negotiating a fair and reasonable wage increase”.
The new increase will ensure that all category 4 to 8 employees and B-lower officials will immediately receive an increase of R600 per month, to be back-dated to 1 July 2015, as well as a R100 per month increase in the living-out allowance in year 1 to be back-dated to 1
September 2015. In addition, category 4 to 8 employees and B-lower officials will receive an annual increase of R625 per month as from 1 July 2016, and another R650 as from 1 July
2017.
Harmony has also agreed to incorporate the rock drill operators’ (RDOs) allowance of R400 into basic pay and other operators’ allowance of R250 will also be included in their basic rates.
By the third year of the agreement (as at 1 July 2017) underground entry level employees
(category 4 employees) will receive a total guaranteed wage of close to R14 000. Guaranteed pay excludes bonuses and includes: basic pay, service increments, average overtime and allowances, as well as a thirteenth cheque, medical and retirement contributions.
Miners, artisans and officials will receive an increase in their standard rate of pay of 6% back-
dated to 1 July 2015. Increases in the second and third years of the agreement will be guaranteed at 6%.
Regrettably, the Association of Mineworkers and Construction Union (AMCU) has rejected the offers made by the company. Since agreement has been reached with unions representing the majority of employees at Harmony, the agreement will be extended to all employees.
ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: October 2, 2015
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director